NOVAWEST RESOURCES INC.

Suite 1000, T… 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
…0 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
…west.com E-Mail: novawest@novawest.com

For Immediate Release

Additional Raglan Exploration Data Provided To Anglo American; Private Placement

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3622
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

August 1, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to provide its shareholders with the following update on the Raglan Project. At the request of Anglo American Exploration (Canada) Ltd. (herein "Anglo American") Novawest has agreed to provide further, more detailed data pertaining to the specific mineralized zones that have been identified by the Novawest exploration team at Raglan. Novawest is providing this pertinent information in order to allow Anglo American to expedite it's Raglan endeavours in the coming weeks. Novawest's consulting Geologist Dr. Peter Fischer prepared the earlier data provided to Anglo American. Dr. Fischer led all of Novawest's exploration programs at Raglan. Novawest's consulting geologist Dr. Mikkel Schau is preparing the additional new data for Anglo American. Dr. Mikkel Schau was a member of Dr. Fischer's Raglan exploration team when Novawest identified its discovery zones of mineralization and the mineralized halos at Raglan.

On other matters Novawest has had preliminary discussions with an international group regarding the possibility of raising several million dollars for exploration of the Company's projects and for future business development.

In other business the Company is pleased to announce it has arranged, subject to regulatory approval, a private placement of $45,000 by the issuance of 225,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX. NovaWest invites the public to visit its website at **http://www.novawest.com** or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

dlw 8/19

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

<u>For Immediate Release</u>

Additional Raglan Exploration Data Provided To Anglo American; Private Placement

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – <u>http://www.novawest.com</u>

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed
DUNS Number 25-539-0528

August 1, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange (CDNX) is pleased to provide its shareholders with the following update on the Raglan Project. At the request of Anglo American Exploration (Canada) Ltd. (herein "Anglo American") Novawest has agreed to provide further, more detailed data pertaining to the specific mineralized zones that have been identified by the Novawest exploration team at Raglan. Novawest is providing this pertinent information in order to allow Anglo American to expedite it's Raglan endeavours in the coming weeks. Novawest's consulting Geologist Dr. Peter Fischer prepared the earlier data provided to Anglo American. Dr. Fischer led all of Novawest's exploration programs at Raglan. Novawest's consulting geologist Dr. Mikkel Schau is preparing the additional new data for Anglo American. Dr. Mikkel Schau was a member of Dr. Fischer's Raglan exploration team when Novawest identified its discovery zones of mineralization and the mineralized halos at Raglan.

On other matters Novawest has had preliminary discussions with an international group regarding the possibility of raising several million dollars for exploration of the Company's projects and for future business development.

In other business the Company is pleased to announce it has arranged, subject to regulatory approval, a private placement of $45,000 by the issuance of 225,000 units at a price of $0.20 per unit. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of five years at a price of $0.20 per share. The funds will be allocated to operating capital. The shares will be subject to the applicable hold period per CDNX policy. All terms are subject to the approval of the CDNX. NovaWest invites the public to visit its website at **<u>http://www.novawest.com</u>** or e-mail us at **<u>novawest@novawest.com</u>** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman